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Exhibit 3.6

                             Resolution Adopted by
                 Unanimous Written Consent in Lieu of a Meeting
                           of the Board of Directors
                       Northwestern Steel & Wire Company

     WHEREAS, Article III, Section 2 of the Company's By-laws authorizes the Board of Directors of the Company to increase or decrease from time to time by resolution the number of directors of the Company and Article XIII of the Company's By-laws authorizes the Board of Directors to amend certain sections of the By-laws, including Article III, Section 2 of the By-laws.

     NOW, THEREFORE, BE IT RESOLVED, that the first sentence of Section 2 of
Article III of the Company's By-laws is hereby amended and restated in its entirety as follows:

     "The number of directors of the Corporation shall be ten."